SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 14)

KNIGHT-SWIFT TRANSPORTATION HOLDINGS INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

499049104

(CUSIP Number)

Jerry and Vickie Moyes
2200 South 75th Avenue
Phoenix, AZ 85043
Telephone:  (623) 907-7388
Facsimile:  (602) 275-6417

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Earl Scudder & Chris Kortum
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

May 21, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  87074U101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,045,700(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 36,045,700(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,736,764(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.0%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of Class A Common Stock (“Class A Common Stock” or “common stock”) of Knight-Swift Transportation Holdings Inc. held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power and shares held by Mr. and Mrs. Moyes through their ownership of various entities and a trust for their benefit and over which they share voting and dispositive power.

(2)
Includes 4,868,208 shares of common stock beneficially owned by Cactus Holding II, an affiliate of Mr. and Mrs. Moyes, that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price upon maturity of the agreement. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.  Includes 130,856 shares of common stock underlying employee stock options that are exercisable within 60 days of the date of this Amendment but which have not been exercised.  Also includes shares of common stock held by Michael Moyes, Lyndee Moyes Nester, and M Six Investors which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 178,316,103 shares of common stock outstanding as of April 30, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2018.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vickie Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,045,700(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 36,045,700 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,736,764(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.0%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of common stock held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power and shares held by Mr. and Mrs. Moyes through their ownership of various entities and a trust for their benefit and over which they share voting and dispositive power.

(2)
Includes 4,868,208 shares of common stock beneficially owned by Cactus Holding II, an affiliate of Mr. and Mrs. Moyes, that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price upon maturity of the agreement. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.  Includes 130,856 shares of common stock underlying employee stock options that are exercisable within 60 days of the date of this Amendment but which have not been exercised.  Also includes shares of common stock held by Michael Moyes, Lyndee Moyes Nester, and M Six Investors which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 178,316,103 shares of common stock outstanding as of April 30, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2018.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry and Vickie Moyes Family Trust Dated 12/11/87
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 36,023,046(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 36,023,046(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,736,764(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.0%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held by various entities over which the Moyes Trust has voting and dispositive power as manager.

(2)
Includes 4,868,208 shares of common stock beneficially owned by Cactus Holding II that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.  Includes 130,856 shares of common stock underlying employee stock options that are exercisable within 60 days of the date of this Amendment but which have not been exercised.  Also includes shares of common stock held by Michael Moyes, Lyndee Moyes Nester, Jerry Moyes, and M Six Investors which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 178,316,103 shares of common stock outstanding as of April 30, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2018.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cactus Holding Company II, LLC (27-4510310)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 3,072,469(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,072,469(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,736,764(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.0%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
Includes 4,868,208 shares of common stock beneficially owned by the Reporting Person that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of the Reporting Person to repurchase the securities at the same price. The Reporting Person may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, the Reporting Person will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased. Also includes shares of common stock held by Michael Moyes, Lyndee Moyes Nester, Jerry Moyes, Cactus Holding I, M Capital I, M Capital II, and M Six Investors which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 178,316,103 shares of common stock outstanding as of April 30, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2018.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Capital Group Investors, LLC (45-2614711)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 6,565,874(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,565,874(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,736,764(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.0%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
Includes shares of common stock held by Michael Moyes, Lyndee Moyes Nester, Jerry Moyes, Cactus Holding I, Cactus Holding II, M Capital II, and M Six Investors which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement. Also includes 4,868,208 shares of common stock beneficially owned by Cactus Holding II that have been sold to a counterparty and are subject to repurchase pursuant to a Securities Sale and Repurchase Agreement.

(3)
The percentage indicated is based upon 178,316,103 shares of common stock outstanding as of April 30, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2018.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cactus Holding Company, LLC (27-4438129)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 7,420,308(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,420,308(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,736,764(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.0%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
Includes shares of common stock held by Michael Moyes, Lyndee Moyes Nester, Jerry Moyes, Cactus Holding II, M Capital I, M Capital II, and M Six Investors which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement. Also includes 4,868,208 shares of common stock beneficially owned by Cactus Holding II that have been sold to a counterparty and are subject to repurchase pursuant to a Securities Sale and Repurchase Agreement.

(3)
The percentage indicated is based upon 178,316,103 shares of common stock outstanding as of April 30, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2018.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Capital Group Investors II, LLC (46-3644539)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 18,873,395(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 18,873,395(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,736,764(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.0%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
Includes shares of common stock held by Michael Moyes, Lyndee Moyes Nester, Jerry Moyes, Cactus Holding I, Cactus Holding II, M Capital I, and M Six Investors which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement. Also includes 4,868,208 shares of common stock beneficially owned by Cactus Holding II that have been sold to a counterparty and are subject to repurchase pursuant to a Securities Sale and Repurchase Agreement.

(3)
The percentage indicated is based upon 178,316,103 shares of common stock outstanding as of April 30, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2018.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 396,000
	8.	Shared Voting Power 900,000(1)
	9.	Sole Dispositive Power 396,000
	10.	Shared Dispositive Power 900,000(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,736,764(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.0%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Shares held by M Six Investors over which the Reporting Person shares voting and dispositive power with Lyndee Moyes Nester.

(2)
Includes shares of common stock held by Lyndee Moyes Nester, Jerry Moyes, Cactus Holding I, Cactus Holding II, M Capital I, and M Capital II which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement. Also includes 4,868,208 shares of common stock beneficially owned by Cactus Holding II that have been sold to a counterparty and are subject to repurchase pursuant to a Securities Sale and Repurchase Agreement.

(3)
The percentage indicated is based upon 178,316,103 shares of common stock outstanding as of April 30, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2018.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lyndee Moyes Nester
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 396,000
	8.	Shared Voting Power 900,000(1)
	9.	Sole Dispositive Power 396,000
	10.	Shared Dispositive Power 900,000(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,736,764(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.0%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Shares held by M Six Investors over which the Reporting Person shares voting and dispositive power with Michael Moyes.

(2)
Includes shares of common stock held by Michael Moyes, Jerry Moyes, Cactus Holding I, Cactus Holding II, M Capital I, and M Capital II which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement. Also includes 4,868,208 shares of common stock beneficially owned by Cactus Holding II that have been sold to a counterparty and are subject to repurchase pursuant to a Securities Sale and Repurchase Agreement.

(3)
The percentage indicated is based upon 178,316,103 shares of common stock outstanding as of April 30, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2018.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Six Investors, LLC (82-4484213)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 900,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 900,000(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,736,764(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.0%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
Includes shares of common stock held by Michael Moyes, Lyndee Moyes Nester, Jerry Moyes, Cactus Holding I, Cactus Holding II, M Capital I, and M Capital II which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement. Also includes 4,868,208 shares of common stock beneficially owned by Cactus Holding II that have been sold to a counterparty and are subject to repurchase pursuant to a Securities Sale and Repurchase Agreement.

(3)
The percentage indicated is based upon 178,316,103 shares of common stock outstanding as of April 30, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2018.

Jerry Moyes, Vickie Moyes, the Jerry and Vickie Moyes Family Trust Dated 12/11/87, and Michael Moyes previously filed on Schedule 13G pursuant to the provisions of Rule 13d-1(d).

Item 1.	Security and Issuer.

This Amendment No. 14 (this “Amendment”) to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011, as previously amended from time to time (the “Original Statement”) relates to the Class A Common Stock, par value $0.01 per share of Knight-Swift Transportation Holdings Inc., a Delaware corporation.  The principal executive offices of the Issuer are located at 20002 North 19th Avenue, Phoenix, Arizona 85027.  Information contained in the Original Statement remains effective except to the extent that it is amended, restated, supplemented, or superseded by information contained in this Amendment.  Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Original Statement.

Item 2.	Identity and Background.

Item 2 of the Original Statement is hereby amended and supplemented by adding the following information:

(a)

This Amendment is being filed jointly on behalf of Jerry Moyes, Vickie Moyes, the Moyes Trust, Cactus Holding I, Cactus Holding II, M Capital I, M Capital II, Michael Moyes, LynDee Moyes Nester, and M Six Investors, LLC (“M Six Investors” and collectively with Jerry Moyes, Vickie Moyes, the Moyes Trust, Cactus Holding I, Cactus Holding II, M Capital I, M Capital II, Michael Moyes, and LynDee Moyes Nester, the "Reporting Persons")

(c)

M Six Investors

M Six Investors is a limited liability company established under the laws of the State of Alaska.  M Six Investors has no principal business other than aiding in Mr. and Mrs. Moyes' children's asset management needs.  M Six Investors’ business address is P.O. Box 1397, Tolleson, Arizona 85353.  M Six Investors is owned by the Children's Trusts.  Michael and LynDee Moyes Nester serve as co-managers of M Six Investors.  Michael Moyes is the trustee of five of the Children's Trusts, and LynDee Moyes Nester is the Trustee of the Michael J. Moyes Trust, the remaining Children's Trust.

(d) – (e)

During the last five years, M Six Investors has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

M Six Investors was established under the laws of the State of Alaska.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and supplemented by adding the following information:

(a) – (b)

As of April 30, 2018, there were 178,316,103(1) shares of common stock outstanding.  As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners (pursuant to Rule 13d-3) of an aggregate of 42,736,764 shares of the Issuer's common stock, representing approximately 24.0%(2) of the issued and outstanding shares of common stock of the Issuer.  The filing of this Amendment to Schedule 13D shall not be construed as an admission that any Reporting Person is, for purposes of sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Amendment.

Mr. and Mrs. Moyes beneficially own 42,736,764(3) shares of common stock, representing approximately 24.0%(2) of the issued and outstanding shares of common stock of the Issuer.  Mr. and Mrs. Moyes share voting and dispositive power over 36,045,700(4) shares of the common stock.

Michael Moyes beneficially owns 42,736,764(5) shares of common stock, representing approximately 24.0%(2) of the issued and outstanding shares of common stock of the Issuer. Included in this amount are 396,000 shares of common stock over which Michael Moyes holds sole voting and dispositive power and 900,000 shares held by M Six Investors over which Michael Moyes shares voting and dispositive power with LynDee Moyes Nester.

1.
Includes 178,316,103 shares of common stock outstanding as of April 30, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2018.

2.
The percentage indicated is based upon 178,316,103 shares of common stock outstanding as of April 30, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2018.

3.
Includes 4,868,208 shares of common stock beneficially owned by Cactus Holding II that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the maturity of the agreement. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.  Includes 130,856 shares of common stock underlying employee stock options that are exercisable within 60 days of the date of this Amendment but which have not been exercised.  Also includes shares of common stock held by Michael Moyes, Lyndee Moyes Nester, and M Six Investos which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

4.
Includes (i) shares held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power, and (ii) shares held indirectly through entities controlled by the Moyes Trust (including Cactus Holding I, Cactus Holding II, M Capital I, and M Capital II) and over which Mr. and Mrs. Moyes, as co-trustees of the Moyes Trust, share voting and dispositive power.  For further details, please refer to the beneficial ownership tables at the beginning of this Amendment.

5.
Includes shares beneficially owned by Jerry Moyes, Vickie Moyes, and Lyndee Moyes Nester over which the Reporting Person does not have voting or dispositive power but which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

Lyndee Moyes Nester beneficially owns 42,736,764(6) shares of common stock, representing approximately 24.0%(2) of the issued and outstanding shares of common stock of the Issuer.  Included in this amount are 396,000 shares of common stock over which Lyndee Moyes Nester holds sole voting and dispositive power and 900,000 shares held by M Six Investors over which LynDee Moyes Nester shares voting and dispositive power with Michael Moyes.

(c)          Transactions Effected During the Past Sixty Days:

The information set forth under Item 6 of this Amendment is incorporated herein by reference.

6.
Includes shares beneficially owned by Jerry, Vickie, and Michael Moyes over which the Reporting Person does not have voting or dispositive power but which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Statement is hereby amended and supplemented by adding the following information:

Effective May 21, 2018, certain of the Reporting Persons entered into the following transactions:

•
Cactus Holding I amended and restated two previously disclosed variable prepaid forward contracts (“VPF”) covering 2,376,000 and 5,044,308 shares, respectively.  The amendment extended the maturity dates of the contracts to February 15, 2019 through February 20, 2019.  Previously, the maturity dates were August 14, 2018 through August 16, 2018.  The new 2,376,000 share VPF is governed by that certain Fourth Amended and Restated Supplemental Confirmation, attached hereto as Exhibit 99.10.  The new 5,044,308 share VPF is governed by that certain Third Amended and Restated May 2016 Supplemental Confirmation, attached hereto as Exhibit 99.11.

•
M Capital II amended and restated two previously disclosed VPFs covering 8,851,692 and 9,864,000 shares, respectively. The amendment extended the maturity dates of the contracts to February 15, 2019 through March 15, 2019. Previously, the maturity dates were August 14, 2018 through September 11, 2018.  The new 9,864,000 share VPF is governed by that certain Sixth Amended and Restated Transaction 1 Supplemental Confirmation, attached hereto as Exhibit 99.12.  The new 8,851,692 share VPF is governed by that certain Third Amended and Restated Transaction 1 Supplemental Confirmation, attached hereto as Exhibit 99.13.

•
In addition to extending the maturity dates, the VPF amendments amended the applicable Forward Floor Prices and Forward Cap Prices set forth in the VPFs.  Each of Cactus Holding I and M Capital II is generally permitted to participate in any appreciation of the Issuer’s Common Stock between the applicable Forward Floor Price and Forward Cap Price of the VPFs to which it is a party.  The Forward Floor Price and Forward Cap Price under each VPF changed to amounts determined by reference to a table depending upon the arithmetic average of the volume-weighted average price per Share of Class A Common Stock on each of the 10 scheduled trading days following May 21, 2018.

•
Cactus Holding II amended its previously disclosed Securities Sale and Repurchase Agreement to extend the expiration date from August 14, 2018 to February 15, 2019 (the “Amendment”). The Amendment is governed by that certain Fifth Amendment to Repurchase Agreement, attached hereto as Exhibit 99.14.

No additional shares were pledged by the Reporting Persons in connection with the foregoing transactions.  The purposes of the foregoing transactions were to (i) extend the maturity of the aforementioned VPFs and Securities Sale and Repurchase Agreement, without increasing the aggregate number of shares pledged by the Reporting Persons and (ii) continue to permit the Reporting Persons to participate in any price appreciation of the Issuer’s common stock, within certain levels.  The foregoing description of the VPFs and Amendment is qualified in its entirety by reference to the text of these agreements, which are filed herewith as Exhibits 99.10 through 99.14.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated May 25, 2018, by and among the Reporting Persons

Exhibit 99.2	Power of Attorney of M Capital Group Investors II, LLC, incorporated by reference to Exhibit 2 of Schedule 13D/A filed with the Securities and Exchange Commission on October 8, 2013

Exhibit 99.3	Power of Attorney of Lyndee Moyes Nester, incorporated by reference to Exhibit 3 of Schedule 13D/A filed with the Securities and Exchange Commission on October 8, 2013

Exhibit 99.4	Power of Attorney of Cactus Holding Company, LLC, incorporated by reference to Exhibit 2 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 99.5	Power of Attorney of Cactus Holding Company II, LLC, incorporated by reference to Exhibit 3 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 99.6	Power of Attorney of M Capital Group Investors, LLC, incorporated by reference to Exhibit 4 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 99.7
Power of Attorney of Jerry Moyes, Vickie Moyes, and the Jerry and Vickie Moyes Family Trust, incorporated by reference to Exhibit 2 of Schedule 13G filed with the Securities and Exchange Commission on December 23, 2010

Exhibit 99.8	Power of Attorney of Michael Moyes, incorporated by reference to Exhibit 3 of Schedule 13G filed with the Securities and Exchange Commission on December 23, 2010

Exhibit 99.9	Power of Attorney of M Six Investors, LLC

Exhibit 99.10	Fourth Amended and Restated Supplemental Confirmation between Citigroup Global Markets Inc. and Cactus Holding Company, LLC, dated May 21, 2018

Exhibit 99.11	Third Amended and Restated May 2016 Supplemental Confirmation between Citigroup Global Markets Inc. and Cactus Holding Company, LLC, dated May 21, 2018

Exhibit 99.12	Sixth Amended and Restated Transaction 1 Supplemental Confirmation between Citibank, N.A. and M Capital Group Investors II, LLC, dated May 21, 2018

Exhibit 99.13	Third Amended and Restated Transaction 1 Supplemental Confirmation between Citigroup Global Markets Inc. and M Capital Group Investors II, LLC, dated May 21, 2018

Exhibit 99.14	Fifth Amendment to Repurchase Agreement between Cactus Holding Company II, LLC, and Citigroup Global Markets Limited, represented by Citigroup Global Markets Inc. as its agent, dated May 21, 2018

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth herein is true, complete, and correct, and that this statement is filed on behalf of the undersigned and the other signatories hereto.

JERRY MOYES, individually

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

VICKIE MOYES, individually

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87, by Jerry Moyes, as co-trustee

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87, by Vickie Moyes, as co-trustee

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

CACTUS HOLDING COMPANY II, LLC, by Vickie Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M CAPITAL GROUP INVESTORS, LLC, by Jerry Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

CACTUS HOLDING COMPANY, LLC, by Vickie Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M CAPITAL GROUP INVESTORS II, LLC, by Jerry Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M SIX INVESTORS, LLC, by Michael Moyes, its co-Manager

/s/ Michael Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney filed herewith

M SIX INVESTORS, LLC, by LynDee Moyes Nester, its co-Manager

/s/ LynDee Moyes Nester, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney filed herewith

MICHAEL MOYES, individually

/s/ Michael Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

LYNDEE MOYES NESTER, individually

/s/ Lyndee Moyes Nester, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

Dated: May 25, 2018